Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Xairos Systems, Inc.
9741 Sunset Hill Circle
Lone Tree, CO 80124
https://www.xairos.com/

Up to $2,000,000.00 in Non-Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Xairos Systems, Inc.
Address: 9741 Sunset Hill Circle, Lone Tree, CO 80124
State of Incorporation: DE
Date Incorporated: March 19, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Non-Voting Common Stock
Offering Maximum: $2,000,000.00 | 2,000,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based Perks</u>

Ultra Super Early Bird - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

<u>Volume-Based Perks</u>

Tier 1 Perk — Invest $1,000+ and receive 5% bonus shares

Tier 2 Perk — Invest $5,000+ and receive 10% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 15% bonus shares + personal one-on-one telecon with the founding team

Tier 4 Perk — Invest $25,000+ and receive 20% bonus shares + personal one-on-one telecon with the founding team

Tier 5 Perk — Invest $50,000+ and receive 25% bonus shares + VIP tour of the Xairos testbed

Tier 6 Perk - Invest $100,000+ and receive 50% bonus shares + VIP tour of the Xairos testbed

<u>Loyalty Bonus</u>

Previous investors and Friends & Family will receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Xairos Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.'s OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Shares at $1 / share, you will receive 110 Non-Voting Common Shares, meaning you'll own 110 shares at $1 / share, or $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Corporate Overview

Xairos Systems, Inc. ("Xairos" or the "Company") is a C-Corp organized under the laws of the state of Delaware that is building a global timing service that is better than timing from GPS to address new markets. It leverages a proprietary quantum technology invented and patented by the Xairos founder. This technology enables position and timing that is much more accurate, secure, and resilient than GPS. This enables next-generation networks, 6G, quantum internet, self-driving vehicles, and more efficient data centers and power grids.

Corporate History

Xairos Systems, Inc. was initially organized as Speqtral Quantum Technologies, Inc, a Delaware corporation on March 19, 2019, and changed its name to Xairos Systems, Inc. on June 8, 2021.

Intellectual Property

The Company has two granted US patents. The core patent is exclusively licensed from the University of Texas Austin. The second US patent is owned directly by Xairos Systems. The company also has four international patent submissions and two US provisional patents filed.

Competitors and Industry

Industry

There are four common misconceptions about GPS:

1) "GPS is about Position." Despite its name, GPS is not about position; it's about time. The majority of its $1T+ of economic benefits is as a clock for the world.

Source: *https://www.theatlantic.com/technology/archive/2016/06/what-happens-if-gps-fails/486824/*
Source: *https://www.rti.org/sites/default/files/gps_finalreport.pdf*

2) "GPS is good enough." However, GPS is trivially easy to jam with accuracy topping out at 30 nanoseconds. 5G and 6G communications, data centers, quantum networks, and self-driving vehicles need better.

Source: *https://www.gps.gov/systems/gps/performance/accuracy/*

3) "GPS is free." Sure, your location app may be free (though, is it really?), but enterprise network users spend billions of dollars a year on timing units linked to GPS.

Source: *https://www.investopedia.com/articles/investing/061115/how-does-google-maps-makes-money.asp*
Source:
https://www.gsc-europa.eu/sites/default/files/sites/all/files/Report_on_User_Needs_and_Requirements_Timing_Synchronisation.pc

4) "GPS can't be replaced." There is already funding allocated for a GPS replacement, with calls to incentivize a commercial replacement so the military has its own dedicated system. This is the New Space paradigm - commercial systems breaking the government lock on space. This has already started for rockets, imagery, space tourism and stations, and lunar bases - now it is time for GPS.

Source: *https://www.forbes.com/sites/charlesbeames/2022/04/29/why-gps-should-embrace-privatization-to-avoid-obsolescence/?sh=4325c8af3ef8*
Source:
https://www.nbcnews.com/science/space/space-launch-costs-growing-business-industry-rcna23488

The PNT market is estimated to grow to $460B by 2031. Of this, timing and synchronization units tied to GPS are already a mature multi-billion dollar market with nearly half a million units sold per year.*

Source:
https://www.euspa.europa.eu/2022-market-report
Source:
https://www.gsc-europa.eu/sites/default/files/sites/all/files/Report_on_User_Needs_and_Requirements_Timing_Synchronisation.pc

Competitors

All networks and power grids rely on timing from GPS, which isn't resilient or accurate enough for future applications. There are other national global navigation satellite systems (GNSS), including China's BeiDou, Russia's GLONASS, and Europe's Galileo. There are also private GNSS systems in work, including Xona Space Systems, TrustPoint, and Satelles. Other technologies, such as White Rabbit, can be used over fiber but at relatively short distances.

Current Stage and Roadmap

Current Stage

Xairos is an early-stage, pre-revenue company that has raised over $1.3M of funding to date. With these proceeds, we have completed a proof-of-concept (POC) of our proprietary quantum clock synchronization (QCS) technology.

Roadmap

We are planning this StartEngine raise to fund our QCS testbed, which is expected to be completed within 6 months of closing funding of $1M, which will allow us to develop new IP and demonstrate our technology for customers. This will also allow us to develop a prototype for commercial pilot projects and our first quantum timing satellite.

The Team

Officers and Directors

Name: David Mitlyng

David Mitlyng's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March, 2019 - Present

Responsibilities: Responsible for the general and active management of the business of the company and ensures that all orders and resolutions of the Board of Directors are carried into effect.

- **Position:** Board Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Manages and directs the overall business and affairs of the company.

Other business experience in the past three years:

- **Employer:** SpeQtral
  Title: COO
  Dates of Service: March, 2019 - December, 2020
  Responsibilities: Management

Other business experience in the past three years:

- **Employer:** TFWireless Inc
  Title: Business Advisor
  Dates of Service: November, 2021 - Present
  Responsibilities: Part-time business advisor to TFWireless for no compensation that requires only a few hours per month on an ad hoc basis.

Name: James Troupe

James Troupe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Quantum Scientist
  Dates of Service: November, 2020 - Present
  Responsibilities: Technology lead

Other business experience in the past three years:

- **Employer:** Applied Research Laboratories, The University of Texas at Austin
  Title: Research Associate
  Dates of Service: October, 2014 - November, 2020
  Responsibilities: Research

Other business experience in the past three years:

- **Employer:** Office of Naval Research Global
  Title: Science Director
  Dates of Service: August, 2018 - July, 2020
  Responsibilities: Researcher

Name: Roger Yee

Roger Yee's current primary role is with outcome/one. Roger Yee currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Independent Director
  Dates of Service: December, 2020 - Present

Responsibilities: Manages and directs the overall business and affairs of the company.

Other business experience in the past three years:

- **Employer:** outcome/one
  Title: Managing Partner
  Dates of Service: April, 2019 - Present
  Responsibilities: Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the satellite industry and/or the position, navigation and timing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Non-Voting Common Stock in the amount of up to $2 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational Quantum Time Synchronization service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Quantum Clock Synchronization. Delays or cost overruns in the development of our Quantum Clock Synchronization service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design

and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Xairos Systems, Inc. was formed on 19 March 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Xairos has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Xairos is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 2 patents with an additional 2 provisional patents filed. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with

such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Satellite Mission Risk
Xairos' future financial projections includes, but is not limited to, revenue generated from satellite operations. A full or partial failure of the satellite or launch vehicle may occur that could impair the mission performance and associated business. This risk is typical in the space industry, and there are mitigation products available including launch and on-orbit operation insurance. The Xairos team has decades of experience building satellites and will also implement a risk reduction plan including robust testing, system and on-orbit redundancy, and business diversity.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Mitlyng	5,625,000	Common Stock	28.12%

The Company's Securities

The Company has authorized Convertible Note, Common Stock, Convertible Note, SAFE , Convertible Note, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,000,000 of Non-Voting Common Stock.

Convertible Note

The security will convert into Class of stock issued as part of the qualifying financing and the terms of the Convertible Note are outlined below:

Amount outstanding: $150,000.00
Maturity Date: June 11, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualifying Financing

Material Rights

There are no material rights associated with Convertible Note.

Common Stock

The amount of security authorized is 25,900,000 with a total of 20,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 3,600,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 5,637,500 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Note

The security will convert into Equity - non-voting common and the terms of the Convertible Note are outlined below:

Amount outstanding: $350,416.00
Maturity Date: October 08, 2025
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: 5,000,000 Qualifying Financing

Material Rights

There are no material rights associated with Convertible Note.

SAFE

The security will convert into Series a common or series a preferred and the terms of the SAFE are outlined below:

Amount outstanding: $140,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity financing

Material Rights

There are no material rights associated with SAFE .

Convertible Note

The security will convert into Preferred equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $285,189.00
Maturity Date: November 16, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: $5,000,000 Qualifying Financing

Material Rights

There are no material rights associated with Convertible Note.

Non-Voting Common Stock

The amount of security authorized is 4,100,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Common Stock and the holders of Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of capital stock of the Company.

Dividends. The holders of Common Stock and the holders of Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the Board of Directors.

Conversion. If at any time after issuance of Non-Voting Common Stock the holder thereof demonstrates to the satisfaction of the Board or officers of the Company, acting in good faith that such holder is an "Accredited Investor", then such holder may elect to convert his or her shares of Non-Voting Common Stock into shares of Common Stock on a 1-to-1 ratio by written notice to the Company.

Non-voting stock receives cash in sale transactions rather than buyer equity. In certain situations (a proposed merger or sale transaction involving the Company) in which holders of voting common stock would receive stock in the buyer that is purchasing the Company, holders of non-voting common stock would instead receive cash of equivalent value if the Company's Board of Directors determines that this is needed to comply with applicable securities laws. The payment of cash may happen under the acquisition agreement with the buyer, or the Company itself may redeem the non-voting common stock for cash, either at or prior to the closing of the sale transaction. The Board has the authority to take actions in good faith in connection with a sale transaction to effect the sale in a manner that is compliant with applicable securities laws, including by having cash paid to holders of non-voting common stock rather than unregistered equity securities.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $140,000.00
  Use of proceeds: Building a proof-of-concept
  Date: September 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: General Corporate Expenses
  Date: August 23, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note

Final amount sold: $350,416.00
Use of proceeds: Proof-of-concept
Date: June 23, 2022
Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
Final amount sold: $285,189.00
Use of proceeds: Proof of Concept
Date: November 16, 2022
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Fixed Percentage Convertible Equity Agreement
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 0
Use of proceeds: General Corporate Expenses
Date: June 16, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $180,000.00
Number of Securities Sold: 37,500
Use of proceeds: Corporate expenses
Date: June 11, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021.

Revenue

Revenue for fiscal year 2020 was $0 compared to $0 in fiscal year 2021.

Xairos is a pre-revenue company. We have received small business innovation research (SBIR) grants but these are booked as other income and not as revenue.

Cost of sales

Cost of Sales for fiscal year 2020 was $0 compared to $0 in fiscal year 2021.

Xairos is a pre-revenue company so there was no cost of sales to report.

Gross margins

Gross margins for fiscal year 2020 were $0 compared to $0 in fiscal year 2021.

Xairos is a pre-revenue company so there are no sales with margins to report.

Expenses

Total Operating Expenses for fiscal year 2020 were $762,289 compared to $826,306 in fiscal year 2021.

The modest increase in expenses was related to increased business activity.

Historical results and cash flows:

The Company is currently in the growth stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is now ready to transition towards government revenue and commercial pilot projects that will establish traction for larger revenue. This transition is enabled by the successful completion of the proof-of-concept (POC) and the build-out of a demonstration testbed that will be enabled by a successful raise on Start Engine.

Previous cash flow has been primarily generated through US small business innovation research (SBIR) grants ($500K), angel and venture investment ($700K), a previous Reg CF raise ($350K), and a Colorado Advanced Industries Grant ($250K). Subject to amounts raised with the StartEngine fundraising, Xairos expects to use the proceeds of the Offering to continue to finance operations, make additional hires, build a testbed for demonstrations for potential customers, and develop new IP and research. Xairos management will have full discretion as to the use of any proceeds from this Offering and will deploy such proceeds in a manner that it believes best serves the requirements of the Company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2022, the Company has capital resources available in the form of a $250,000 Advanced Industries Grant from the State of Colorado, of which $95,180.64 have been received with $80,607.80 cash on hand as of December 15, 2022, and the remaining funds expected to be disbursed in January and February 2023.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations notably allowing us to make the necessary hires and build a testbed that will be used for demonstrations for investors and other customers. We have other funding options including the Advanced Industry grant and are pursuing other grant opportunities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company; however, a portion of funds are expected to be used for ongoing business operations. Of the total funds that our Company has, 90% will be made up of funds raised from the StartEngine crowdfunding campaign, if it raises its maximum funding goal. The funds raised would allow us to expand operations and the team, and build our testbed.

How long will you be able to operate the company if you raise your minimum? What expenses is this

estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 5 months. This is based on a monthly burn rate of approximately $50,000 for expenses related primarily to employee salaries, professional services, and general administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on an expected increase in the monthly burn rate to $125,000 for expenses related to salaries for current employees, professional services, general administrative expenses, new hires, and the material expenses required to build our demonstration testbed.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company anticipates additional future sources of capital will include (a) equity investment from strategic and venture capital investors, (b) follow-on Reg CF raise, and (c) additional government grants.

Indebtedness

- **Creditor:** SpeQtral Pte. Ltd.
  Amount Owed: $750,000.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 2026
  Periodic annual installments and interest to be paid on 1 January.

- **Creditor:** Business Administration EIDL loan
  Amount Owed: $24,500.00
  Interest Rate: 3.75%
  Maturity Date: October 07, 2050
  $120 per month payment

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The pre-money valuation is based on the following factors: (a) technological progress that includes a proof of concept successfully built demonstrating timing accuracy that is significantly better than existing technologies, (b) assumption that the technology being developed by Xairos combined with the addressable market opportunity and strength of the founders and team will position the Company to achieve commercial success, and (c) a review of comparable valuations of early stage capital raises by companies engaged in quantum technology or space technology.

Market Growth & Trends

Xairos is addressing a sub-segment of a very large global Position, Navigation and Timing ("PNT") market that is not effectively addressed by GPS and other global navigation satellite systems ("GNSS"). GPS alone is estimated to have created $1.4T in economic benefit since it was made available for commercial use in the mid-1990s, and the PNT total addressable market is estimated to reach nearly half a trillion dollars by 2031. The trend in the market for PNT is for ever-increasing timing accuracy and security for new applications and networks. This includes a number of government initiatives in countries such as the United States where efforts are underway to identify PNT alternatives.

Sources:
https://www.rti.org/impact/gps-14-trillion-economic-engine
https://www.euspa.europa.eu/sites/default/files/uploads/euspa_market_report_2022.pdf

Comparable Competitor Companies

Xairos' valuation compares favorably to comparable companies. These comparable companies have commonalities based on market, asset ownership, company size, and stage of development.

The comps focus on space, quantum, and PNT startups that have closed a seed / early-stage funding round within the last three years with similar size and business maturity to Xairos. Data has been pulled from industry-accepted sources and other publicly available sources:

QuSecure
- Sector: Quantum communications and post-quantum security (PQC)
-Pre-Money valuation: $24M
-Amount raised: $5M
- Date: August 2021

Xona Space Systems
- Sector: PNT, Space
- Pre-Money valuation: $20M
- Amount raised: $10M
- Date: April 2022

Xenesis
- Sector: Space, optical communications
- Seed Funding amount raised: $35M, July 2022 at a pre-money valuation of $83.5M
- Angel Investment amount raised: $750K, March 2021 at a pre-money valuation of $21.43M

ColdQuanta
- Sector: Quantum
- Pre-Money valuation: $20M
- Amount raised: $10M
- Date: November 2019

We also looked at comps with Stoicheia, Terra Quantum, InfinityQ, and Atlantic Quantum in the quantum sector, and at Agile Space INdustries, Astro Forge, Lunar OUtpost, and APEX in the space sector.

The Value of the Company's Assets

Xairos has both physical and intangible assets that bring value to the Company.

The main physical assets are contained within the proof-of-concept hardware and test equipment, the proprietary quantum processing software, and a simulation model which has been validated by the POC.

However, there is more value associated with the intangible assets with the two issued patents and filed provisional patents, including:

US Patent Application No. 17/348,585 "Quantum Secure Network Clock Synchronization"

US Patent Application No. 16/569,280 "Quantum Secure Clock Synchronization Based on Time-Energy and Polarization Entangled Photon Pairs"

Provisional patents:

1. “Authenticated High Precision Clock Synchronization through Dispersive Channels using Time-Frequency Entanglement”

2. “Fully Secure High Precision Clock Synchronization through a Dispersive Channel using Time-Frequency Entangled Photons”

3. Three more provisional patents in work

There is also valuable IP contained as a trade secret within the software algorithm that has been used to optimize the time synchronization protocol for a range of operating conditions.

Management's Prior Achievements & Success

This valuation is also based on the quality of a team that has the experience necessary to deliver this quantum time system.

James Troupe, Ph.D. is the Chief Quantum Scientist and Co-founder. James is a quantum scientist with three decades of experience and the inventor of Xairos’ QCS protocol. James developed the exclusive IP and patents and wrote the original papers “Secure Quantum Clock Synchronization” and “Symmetrical clock synchronization with time-correlated photon pairs,” among others.

David Mitlyng is the CEO and co-founder with over three decades of space and business experience. David has built numerous complex systems for large satellite companies, before getting his MBA and entering the new space arena. Xairos is his third startup, helping lead two other startups through Series A funding and towards an exit trajectory.

The rest of the team consists of quantum, space, and tech expertise hand-selected by the founders based on their ability to deliver Xairos’ vision.

Business Partnerships & Relationships

Xairos has already developed relations with the US Air Force, NASA, and US Navy having completed contracts with these agencies. Xairos has also been selected for three prestigious accelerators: the Air Force-sponsored Catalyst Accelerator, Techstars, and Creative Destruction Lab (CDL). Xairos has established commercial partnerships with satellite manufacturer Spire Global and research collaboration agreements with two major universities.

Fully-Diluted Outstanding Shares

The Company currently has 20,000,000 shares outstanding as calculated on a fully-diluted basis. Multiplying this amount by the share price of $1 produces a pre-money valuation of $20,000,000.

Conclusion

Based on its analysis of these factors, Xairos believes its pre-money valuation of $20,000,000 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $785,605 in convertible notes outstanding and $140,000 in SAFE agreements outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $2,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  49.0%
  Xairos expects to use the proceeds to design, build and launch the first US quantum satellite.

- *Company Employment*
  25.0%
  Xairos has identified key technical hires that will be retained to continue the development of the Quantum Time Synchronization hardware and quantum satellite.

- *Operations*
  20.5%
  Xairos will use a portion of the proceeds to enter into a premises, develop a research and development lab, and build demonstration testbeds.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.xairos.com/ (www.xairos.com/investor_relations/annual_report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/xairossystems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Xairos Systems, Inc.

[See attached]

Xairos Systems, Inc.

(A Development Stage Company)

Financial Statements

For the Years Ended December 31, 2020 and 2021

Together with Independent Auditor's Report

Index to Financial Statements

To the Board of Directors of Xairos Systems, Inc.

We have audited the accompanying balance sheets of Xairos Systems, Inc., a Delaware corporation ("Xairos" or the "Company") as of December 31, 2020 and 2021 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended and the related notes (collectively referred to as the financial statements).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021 and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Marpé

Marpé Finance & Accounting
October 27, 2022

Balance Sheets
(UNAUDITED)

	December 31, 2020	December 31, 2021
Assets		
Current assets		
Cash	$ 99,971	$ 103,481
Total current assets	99,971	103,481
Total assets	$ 99,971	$ 103,481
Liabilities and Stockholders' Equity		
Current liabilities		
Accrued liabilities	$ -	$ 30,363
Total current liabilities	-	30,363
Notes payable	823,356	815,885
Convertible notes payable	-	333,525
Other noncurrent liabilities	-	120,000
Total liabilities	823,356	1,299,773
Common stock par value of $0.001 per share; 100,000 shares authorized; 37,500 and 42,500 shares outstanding as of December 31, 2020 and 2021, respectively	38	43
Additional paid-in capital	180,062	274,438
Accumulated deficit	(903,485)	(1,470,773)
Total stockholders' deficit	(723,385)	(1,196,292)
Total Liabilities and Stockholders' Deficit	$ 99,971	$ 103,481

The accompanying notes are an integral part of these financial statements.

Statements of Operations
(UNAUDITED)

	Year Ended December 31, 2020	Year Ended December 31, 2021
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses		
Sales & marketing expenses	-	83,941
Research & development expenses	446,707	286,210
General & administrative expenses	315,582	456,155
Total operating expenses	762,289	826,306
Operating loss	(762,289)	(826,306)
Other income, net	146,841	245,237
Income tax benefit	-	13,781
Net loss	$ (615,448)	$ (567,288)

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Equity
(UNAUDITED)
Years Ended December 31, 2020 and 2021

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balances - December 31, 2019	50,000	$ 50	$ 300,050	$ (288,037)	$ 12,063
Repurchase of Common Stock	(12,500)	(12)	(119,988)	-	(120,000)
Net loss	-	-	-	(615,448)	(615,448)
Balances - December 31, 2020	37,500	38	180,062	(903,485)	(723,385)
Issuance of Common Stock	5,000	5	17,495	-	17,500
Capital contribution by stockholder	-	-	53,000	-	53,000
Stock-based compensation	-	-	23,881	-	23,881
Net loss	-	-	-	(567,288)	(567,288)
Balances - December 31, 2021	42,500	$ 43	$ 274,438	$ (1,470,773)	$ (1,196,292)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
(UNAUDITED)

	Year Ended December 31, 2020	Year Ended December 31, 2021
Cash Flows from Operations		
Net loss	$ (615,448)	$ (567,288)
Adjustments to net loss		
Stock-based compensation	-	41,381
Accrued interest on convertible notes	-	4,836
Accrued interest on notes payable	-	38,438
Issuance of convertible notes in exchange for services	-	6,087
Forgiveness of PPP loan	-	(45,910)
Noncash expense related to repurchase of Series A Preferred Stock	252,262	-
Changes in assets & liabilities		
Accounts payable	(16,380)	-
Accrued liabilities	-	30,363
Total Cash Flows from Operations	(379,566)	(492,093)
Cash Flows from Financing		
Proceeds from PPP loan	45,594	-
Proceeds from EIDL loan	25,000	-
Issuance of convertible notes for cash	-	322,603
Capital contribution by Series A Preferred Stockholder	200,000	-
Issuance of Simple Agreements for Future Equity for cash	-	100,000
Issuance of convertible instrument for cash	-	20,000
Capital contribution by stockholder	180,500	53,000
Total Cash Flows from Financing	451,094	495,603
Total Cash Flows	71,528	3,510
Beginning Cash Balance	28,443	99,971
Ending Cash Balance	$ 99,971	$ 103,481

The accompanying notes are integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xairos Systems, Inc. ("Xairos" or the "Company") was incorporated as a Delaware corporation on March 19, 2019. The Company's original name was Speqtral Quantum Technologies, Inc. and was changed to Xairos Systems, Inc. on June 8, 2021.

Xairos is developing a new global timing system, based on its proprietary quantum technology, which management believes will provide improved accuracy, security, and efficiency, relative to current systems in use.

The Company is in the process of developing its core technology and product offerings and has not yet earned any revenues. Thus, the Company is still in the development stage.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and accordingly, it may take advantage of certain exemptions from various reporting requirements applicable to publicly traded companies that are not emerging growth companies. This may make comparison of the Company's financial statements with the financial statements of a publicly traded company that is not an emerging growth company difficult.

Certain Risks and Uncertainties

The Company is subject to risks associated with emerging growth companies, including, but not limited to, rapid technology change, uncertainty of market acceptance of the Company's products and services, competition from substitute products and larger companies, the ongoing need for investment capital, the need to protect its proprietary technology, the need to develop strategic relationships, and dependence on key personnel. The Company will continue to incur significant costs as an emerging growth company and will require additional financing in the future to fund growth. If the Company is unable to secure sufficient financing when needed, this could have a material adverse effect on the Company's business operations.

Going Concern

These financial statements have been prepared based on the assumption that the Company will be able to continue to operate as a going concern. As of December 31, 2021, the Company had incurred cumulative net losses of approximately $1,453,000 and cumulative negative operating cash flows of approximately $1,143,000. To be able to continue operating, the Company will need to obtain financing within the next twelve months. Management is working to secure the financing needed for the Company's continued operations. There can be no assurance that management will be successful in this endeavor. Thus, substantial doubt exists regarding whether the Company will be able to continue operating as a going concern. (See Note 8.)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and the accompanying notes. Significant items included in these financial statements that are subject to such estimates and assumptions include the fair values of financial instruments and the valuation of deferred tax assets. Management bases its estimates on historical and anticipated results, as well as various other assumptions that it believes are reasonable. Actual results could differ from these estimates, and such differences could have material impacts on the Company's financial statements.

Cash and Cash Equivalents

Cash consists of the Company's bank deposits. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between independent market participants on the measurement date. The Company measures financial assets and liabilities at fair value as of each reporting period using a fair value hierarchy which maximizes the use of observable inputs, to the extent possible, and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs used in assessing fair value of financial instruments are described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity but are significant to the fair value of assets or liabilities.

Significant financial instruments in the Company's financial statements include notes payable, convertible notes payable, simple agreements for future equity ("SAFEs") and a convertible security. Notes payable and convertible notes payable are reported at the original principal amounts plus accrued interest, as prescribed by the note agreements. The SAFEs and the convertible security are recorded at face value, based on the amounts paid for these securities, on the dates of issuance, by external investors in arm's-length transaction. All of the convertible notes payable and SAFEs, as well as the convertible security, were issued during the year ended December 31, 2021. Due to the brevity of time these securities have been outstanding, any variance between the fair market values and the reported values of these securities is immaterial.

Research and Development

Research and development costs primarily consist of payroll costs, stock-based compensation, laboratory services and supplies costs, costs of external consulting services and allocated overhead. Research and development costs are expensed as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The Company did not have any other comprehensive income (loss) transactions during the periods presented. Accordingly, comprehensive income (loss) is equal to net income (loss) for all periods presented.

Income Taxes

The Company applies the provisions of ASC 740, Income Taxes ("ASC 740"). Under ASC 740, the Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.

The Company also utilizes the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. The Company recognizes interest and penalties on unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations.

For all periods presented, a 100% valuation allowance has been applied against all deferred tax assets.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, *Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity, and clarifies the guidance on the computation of earnings per share for those financial instruments. The guidance will be effective for the Company's financial statements ending December 31, 2022. The Company is currently evaluating the effect that ASU 2020-06 will have on its financial statements and related disclosures.

NOTE 3 – BALANCE SHEET COMPONENTS

Accrued Liabilities

Accrued liabilities represent expenses which the Company has incurred but for which it has not yet paid. These amounts consist primarily of payroll and related costs. Accrued liabilities totaled zero and approximately $30,000 as of December 31, 2020 and 2021, respectively.

Notes Payable

The components of notes payable are shown below.

	December 31,	
	2020	**2021**
Former Series A Preferred Stockholder	$ 752,260	$ 789,760
Paycheck Protection Program ("PPP")	45,908	-
Economic Injury Disaster Loan ("EIDL")	25,188	26,125
	$ 823,356	$ 815,885

In December 2020, the Company issued a note payable, in the amount of $750,000, as consideration, in its repurchase and cancellation of all outstanding shares of Series A Redeemable Convertible Preferred Stock. This note bears interest at a rate of 5% per annum, which is compounded semiannually. The Company is obligated to make four annual payments of $187,500 each, with the first payment due on January 1, 2023. The outstanding balance of this debt obligation was approximately $752,000 and $790,000 as of December 31, 2020 and 2021, respectively.

In April 2020, the Company obtained a Paycheck Protection Program ("PPP") loan administered through the United States Small Business Administration ("SBA"). The principal amount of the loan was approximately $46,000, and the interest rate was 1% per annum. This loan was fully forgiven in February 2021. The Company recognized approximately $46,000 of other income related to this debt forgiveness.

In October 2020, the Company obtained an Economic Injury Disaster Loan ("EIDL") administered through the SBA. The principal amount of the loan is $25,000, and the debt bears interest at a rate of 3.75% per annum. The Company was originally obligated to make monthly payments of $120 per month, commencing twelve months after the receipt of the funds. However, the required commencement of repayments has been extended by the federal government, and to date, no repayments have yet been required. The outstanding balance of this debt obligation was approximately $25,000 and $26,000 as of December 31, 2020 and 2021, respectively.

Convertible Notes Payable

During the year ended December 31, 2021, the Company issued several convertible notes payable in the aggregate amount of approximately $329,000. These convertible notes bear interest at a rate of 5% per year.

Upon a Qualified Preferred Stock Financing, the convertible notes will automatically convert into shares of Preferred Stock, at a conversion price equal to the lesser of:

- The price per share paid by the new Preferred Stock investors multiplied by the Discount Rate; or
- The Valuation Cap divided by the number of shares of Common Stock and common stock equivalents ("CSEs"), on a fully diluted basis, immediately prior to the Qualified Preferred Stock Financing.

The Discount Rate for all outstanding convertible notes is 80%. The Valuation Cap for the outstanding convertible notes ranges from $3,000,000 to $10,000,000.

The terms of the outstanding convertible notes ranges from two years to three years. Upon maturity, if the convertible notes have not been converted into shares of Preferred Stock, the convertible notes shall become due and payable to the convertible note holders, unless a holder elects to have his convertible note converted into shares of Common Stock instead. The earliest maturity date of all the currently outstanding convertible notes is June 11, 2023.

Other Noncurrent Liabilities

During the year ended December 31, 2021, the Company issued several simple agreements for future equity ("SAFEs") in the aggregate amount of $100,000. Like convertible notes, the outstanding SAFEs are convertible into shares of Preferred Stock upon a Qualified Preferred Stock Financing. Unlike convertible notes, the SAFEs do not bear interest, and they have no maturity date.

Upon a Qualified Preferred Stock Financing, the SAFEs will automatically convert into shares of Preferred Stock, at a conversion price equal to the lesser of:

- The price per share paid by the new Preferred Stock investors multiplied by the Discount Rate; or
- The Valuation Cap divided by the number of shares of Common Stock and common stock equivalents ("CSEs"), on a fully diluted basis, immediately prior to the Qualified Preferred Stock Financing.

The Discount Rate for all outstanding SAFEs is 80%. The Valuation CAP for all outstanding SAFEs is $10,000,000.

Also during the year ended December 31, 2021, the Company issued a convertible security to an investor, which also provided accelerator services to the Company, in the amount of $20,000. Upon an equity financing in which the Company sells new shares of stock, either Common or Preferred, for at least $250,000, this convertible instrument will convert into shares of Common Stock equal to 6% of the number of outstanding shares of Common Stock and common stock equivalents, on a fully diluted basis, except that the convertible instruments (i.e., convertible notes and SAFEs) issued to other investors will be excluded from the calculation of fully diluted shares.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with any litigation, and management is not aware of any pending or threatened litigation against the Company.

NOTE 5 – OTHER INCOME, NET

The Company received approximately $394,000 and $242,000 during the years ended December 31, 2020 and 2021, respectively, in U.S. federal government research grants, to support the Company in the development of its technology. This amount has been included in other income, net.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred income tax accruals for federal and state income taxes for the years ended December 31, 2020 and 2021.

	December 31,	
	2020	**2021**
Current income tax expense (benefit)		
Federal	$ -	$ (13,781)
State	-	-
Total	-	(13,781)
Deferred tax asset (liability)		
Federal	$ 171,000	$ 275,000
State	48,000	78,000
Valuation allowance	(219,000)	(353,000)
Total	-	-
Total provision for income taxes	$ -	$ (13,781)

The components of the Company's deferred tax assets for federal and state income taxes consisted of the following as of December 31, 2020 and 2021.

	December 31, 2020	December 31, 2021
Deferred tax asset attributable to:		
Net operating loss carryover	$ 69,000	$ 219,000
Accrued expenses	150,000	134,000
Valuation allowance	(219,000)	(353,000)
Net deferred tax asset	$ -	$ -

As of December 31, 2021, the Company has approximately $275,000 in deferred income tax assets for federal income taxes and approximately $78,000 of deferred income tax assets for state income taxes. Such deferred tax assets are derived from the Company's ongoing losses, and they can be carried forward to offset and reduce future income and future income tax liabilities.

Because of the early stage of the Company and the significant uncertainty regarding future income and the ability to utilize the deferred tax assets, a 100% valuation allowance has been recorded to reduce the amount of recognized deferred tax assets to zero. The need for this valuation allowance will be reconsidered, and the valuation allowance potentially can be removed, in the future, if the Company demonstrates the ability to earn profits and utilize its deferred tax assets.

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 100,000 shares of Common Stock. As of December 31, 2021, 42,500 shares of Common Stock were outstanding. Of this amount, 25,000 shares, or approximately 58.8% of the total outstanding, are held by the Company's founder and CEO, who remains active in the daily management of the Company.

Additional Paid-In Capital

The balance of additional paid-in capital was approximately $180,000 and $274,000 as of December 31, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, Common Stockholders had contributed approximately $180,000 and $251,000, respectively, in excess of the aggregate par value of shares of Common Stock held. These amounts are included in additional paid-in capital.

Since inception, the Company has granted to employees and consultants 16,000 options to purchase Common Stock ("stock options") in exchange for services. These stock options have exercise prices of $3.50 per share. As of December 31, 2020 and 2021, aggregate amounts of zero and approximately $24,000, respectively, have been charged to stock-based compensation expense, related to these stock options, with corresponding credits to additional paid-in capital.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunding Convertible Note Financing

During January through August 2022, the Company raised approximately $350,000 cash through a crowdfunding financing. In connection with this crowdfunding financing, the Company issued a convertible note, the Crowdfunding

SPV Convertible Promissory Note (the "Crowdfunding Note") to Xairos CF SPV, LLC (the "SPV"), a special purpose vehicle, with no operations, created solely for this purpose. Retail investors, in turn, purchased limited liability company membership interests in the SPV. The Crowdfunding Note bears interest at a rate of 4% per annum.

If the Company executes a Qualified Financing, defined as raising gross proceeds of at least $5,000,000 cash by selling shares of stock (either Common or Preferred), then the Crowdfunding Note will convert into shares of stock, at a conversion price equal to the lesser of:

- The price paid by the new equity investors multiplied by 80%; or
- $10,000,000 divided by the number of shares of Common Stock and common stock equivalents ("CSEs") outstanding, on a fully diluted basis (but excluding all convertible notes) immediately prior to the conversion of the Crowdfunding Note.

Convertible Note Financing

During the period May 2022 through September 2022, the Company issued several convertible notes payable in exchange for $81,500 cash financing. These convertible notes bear interest at a rate of 5% per annum.

If the Company executes a Qualified Financing, defined as raising gross proceeds of at least $10,000,000 cash by selling shares of stock (either Common or Preferred), then these convertible notes will convert into shares of stock, at a conversion price equal to the lesser of:

- The price paid by the new equity investors multiplied by 80%; or
- $10,000,000 divided by the number of shares of Common Stock and common stock equivalents ("CSEs") outstanding, on a fully diluted basis (but excluding all convertible notes) immediately prior to the conversion of this convertible note.

Simple Agreement for Future Equity ("SAFE") Financing

In September 2022, the Company issued two Simple Agreements for Future Equity ("SAFEs") in exchange for $40,000 cash financing.

Upon a Qualified Preferred Stock Financing, the SAFEs will automatically convert into shares of Preferred Stock, at a conversion price equal to the lesser of:

- The price per share paid by the new Preferred Stock investors multiplied by the Discount Rate; or
- The Valuation Cap divided by the number of shares of Common Stock and common stock equivalents ("CSEs"), on a fully diluted basis, immediately prior to the Qualified Preferred Stock Financing.

The Discount Rate for all outstanding SAFEs is 80%. The Valuation CAP for all outstanding SAFEs is $10,000,000.

****

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Xairos Systems is not live or open to the public at this moment.

INVEST IN XAIROS SYSTEMS TODAY!

A Better GPS Through Quantum Technology

We are a space and technology company that is revolutionizing time synchronization. To date, Xairos has raised over $1.3 million which has been used to successfully build a proof-...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Xairos
Realizing the tech-filled future that GPS cannot achieve

$0.00 Raised

REASONS TO INVEST

A PATH TO THE FUTURE: Governments and network operators worldwide are looking for a more accurate GPS alternative to enable technologies such as 6G, autonomous vehicles, and quantum networks. Xairos' POC has demonstrated time synchronization that is >1,000x more accurate than GPS, solving a considerable problem for new technologies and applications.

FREEDOM FROM OUTAGES: GPS represents a single point of failure for critical national infrastructure. Our patented technology is highly advanced and secure, eliminating the hacking and signal jamming to which GPS is prone. With our system we expect to reduce expensive outages that disrupt travel, degrade network performance, and even eliminate national threats like the interference from Russia in Ukraine.*

MASSIVE MARKET POTENTIAL: GPS alone is a very significant global opportunity with an estimated multi-billion dollar commercial and government market.* We have completed initial revenue contracts with government agencies with more in development. Both quantum and position, navigation and timing (PNT) research have been identified as priorities by the US government, putting Xairos in excellent position to access billions of dollars of new funding as we build our commercial system.*

*Market information provided by (source) (source) (source) (source) (source)

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION CAP**
$250.00	$20M

THE PITCH

With Xairos' global timing service we aim to realize the tech-filled future we all imagine – self-driving cars, delivery drones, flying taxis, 6G terabyte-per-second surfing speeds, and more. This is a future GPS cannot support. Government agencies and network operators worldwide recognize the limitations of GPS and are looking for solutions. Techstars, US Air Force, and NASA believe in the technology and vision being developed by Xairos. Our team and board of advisors are composed of leading quantum, timing, and space experts who can execute on our vision to develop a global timing service that dramatically improves on GPS.

GPS isn't about maps; it's about time

Xairos is building a global timing service that represents a disruptive improvement to GPS. Despite its name, GPS isn't about maps; it's about time. Most of the world's networks, financial transactions, and power grids rely on timing from GPS (source). But GPS is a 50-year-old technology that is not nearly accurate or resilient enough for modern networks.

Network Feature	Xairos	GPS
Accuracy	✓ <10 Picoseconds	× ~30-40 Nanoseconds
Security	✓ Can't be hacked, jammed or spoofed	× Highly vulnerable to jamming and spoofing
Support	✓ End-to-end support for outages	× No support for outages
Support of advanced networks	✓ Enables 6G, Quantum Networks, Autonomous Vehicles and more	× Insufficient accuracy to enable these networks


The Future
Autonomous vehicles require 10 centimeters
6G requires sub-nanosecond
Quantum networks require 10 picoseconds

THE PROBLEM & OUR SOLUTION

GPS is not secure or resilient enough

GPS is currently a single point of failure for networks and power grids (source). Due to its weak radio frequency signal, GPS is highly vulnerable to jamming and spoofing, with hundreds of thousands of local outages reported each year (source). If GPS failed for a sustained period, it is estimated that it would create economic losses per day of $1B in the US and £1B in the UK (source & source).


GPS.GOV
GPS Accuracy
4.9 m (16 ft.)
≤30 nanoseconds
GPS has no capability or incentive to improve, which limits the evolution of technologies
We believe GPS is neither accurate nor resilient
Large outage projected to create daily economic loss of $1B in the US* and £1B in the UK**
Over 100,000 reported outages a year***
What happened to GPS in Denver?
GPS interference caused the FAA to reroute Texas air traffic. Experts stumped
Pilots In Eastern Finland Warned Of GPS Interference Near Russian Border

*Economic Benefits of GPS, 2019, National Institute of Standards and Technology
**The Economic Impact on the UK of a Disruption to GNSS, 2017, Innovate UK
***STRIKE3, European Commission H2020 Framework Programme

Security of a timing signal is integral to the infrastructure of the USA and other democracies (source). The quantum properties of the Xairos time signal significantly enhances security and resiliency for governments and critical industries. For example, our highly secure time signal could support Ukraine infrastructure despite Russian interference and consistent efforts to jam GPS over the country.

Importantly, the US Government has recognized this problem and is now in the process of considering options to improve resiliency of national infrastructure and is looking for solutions from the private sector.


"Because of the widespread adoption of PNT services, the disruption or manipulation of these services has the potential to adversely affect the national and economic security of the United States."
PNT Executive Order 13905, Feb 2020
Alternative PNT ("APNT")
GPS backup and replacement
Quantum Internet:
Network of quantum computers
A STRATEGIC VISION FOR AMERICA'S QUANTUM NETWORKS

(Source, Source, Source)

GPS is not accurate enough

GPS worked for 4G and even 5G – enabling a multi-trillion industry to take shape (source). However, GPS is limited to an accuracy of 30 nanoseconds and cannot enable future technologies. In contrast, Xairos has picosecond-level accuracy, an over 1,000x improvement.

This enables new technologies that require better timing accuracy than GPS – including for autonomous vehicles, quantum networks, 6G, and more. Once our global timing service is in place, we have the foundation for the future quantum network.


Xairos' Quantum Clock Synchronization
Improves network performance
1,000x
More accurate than GPS
Eliminates costs to insure against outages
Addresses a key security issue for US National Security
1st
US Quantum Satellite
Reduction in power consumption for end users
Quantum technology can't be spoofed or hacked
Commercial distribution through existing players
Gov't distribution as sub-prime and later as a prime
Enables technologies of future that will require picosecond accuracy

** The US Quantum Satellite is a planned future event, & the Commercial distribution through existing players is a planned future event.*

THE MARKET & OUR TRACTION

Xairos is targeting almost a $500B market, including securing contracts from the US government

Since its inception, GPS is estimated to have created over $1.4 trillion in economic benefit and is expected to be almost a $500B market by 2031 (source & source). Timing and synchronization units tied to GPS is already a mature multi-billion dollar market with nearly half a million units sold per year (source).


Defense & Govt.
Financial Networks
Data Centers
Position Navigation
Power Grids
Telecommunications

6G communications, data centers, quantum networks, and self-driving vehicles require more accurate and secure timing in order to be optimized. Xairos can provide a pathway for this technology by allowing companies and governments to synchronize clocks within their networks at a level of accuracy that is >1,000x better than GPS, increasing security and resilience.


Xairos' Technology is Patented
PROCEEDINGS OF SPIE
Secure quantum clock synchronization
Exclusive patents and IP owned or licensed *only* by Xairos
Continuing to expand patent moat

We've generated market interest
Xairos is ready to build a testbed and start addressing commercial opportunities ahead of launching our first satellite. We've identified numerous pilot projects in the United States and Europe for our initial system deployment, and are currently developing material partnerships across the globe.

Our Traction and Achievements
We have already built a proof-of-concept demonstrating that our quantum technology significantly outperforms timing from GPS. Our core technology is covered with two patents and three new provisional patents (and growing). These patents are exclusive and IP is owned or licensed only by Xairos.


SPDC
Xairos
00:39

Xairos is on pace to continue growing, having closed over $1 million in seed funding, a $250,000 grant from the State of Colorado, and contracts of $500,000 from NASA, US Air Force, and US Navy. Some of our investors include Techstars, Qubits Ventures, Break Off Capital, and Spaced Ventures.

We have strong commercial and research partnerships and are continuing with our technical, commercial, and grant funding partnerships in the US, Europe, and Asia. Our goal is to build, launch and operate America's first quantum satellite.

WHY INVEST

Join our mission to enable the next generation of technology

We are on a mission to launch America's first quantum satellite with our patented technology that will replace GPS and pave the way for future technologies, including 6G, autonomous vehicles, and quantum networks.

GPS cannot advance to support the evolution of technology and applications that are driving human activity. There is already US funding allocated for a GPS replacement (source), with calls to incentivize a commercial replacement so the US military has their own dedicated system (source). In the "New Space" paradigm governments are giving way to the private sector for innovative space technologies - including rockets, imagery, space tourism and stations, and lunar bases. This democratization of space has helped advance society while building strong businesses, as witnessed by SpaceX's record $140 billion valuation. Now it is GPS' turn...now is the time for Xairos.


Help us launch America's first quantum satellite by 2024 and pave the way for future technologies

Please join us to enable the advancement of future technologies and protect critical national infrastructure.

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUNDED
9741 Sunset Hill Circle Lone Tree, CO 80124	**$20M**	**$350k**

We are a space and technology company that is revolutionizing time synchronization. To date, Xairos has raised over $1.3 million which has been used to successfully build a proof-of-concept (POC) demonstrating our patented quantum technology. Our system aims to enable a new generation of technologies that require orders of magnitude better accuracy and security than GPS can deliver. We are currently pre-revenue generation.

TEAM



David Mitlyng
CEO & Board Director

Three decades of space, optics, and business experience with Hughes Space and Communications, Orbital ATK, SSL, and BridgeSat, and a BS in Aeronautical Engineering from Cal Poly SLO, a MS in Aeronautics and Astronautics from Stanford University, and an MBA from the MIT Sloan School of Management.



James Troupe
Chief Quantum Scientist

Inventor of the quantum clock synchronization protocol. He has authored key papers on this protocol, including "Secure Quantum Clock Synchronization" and "Symmetrical clock synchronization with time-correlated photon pairs", and has developed the exclusive IP and patents. He has two decades of quantum research experience with University of Texas at Austin, Applied Research Laboratories, and Office of Naval Research focused on the application of quantum mechanical properties to communication, computing, and sensing technology for the Navy and DoD, and a PhD Computational Science from Chapman University, a MS in Physics from Tulane University, and a BS in Physics from University of New Orleans.



Roger Yee
Board Director

Roger is Managing Partner of **outcome/one** providing strategy and management consulting services for companies in the aerospace, defense and government services markets.

Roger's work has been featured in media including the Washington Post, Federal Computing Week, Washington Technology, Government Security News, Washington Business Journal and is a frequent invited panelist at government and industry events. He is a Next Generation Fellow of The American Assembly, Cybersecurity Working Group Chair for Open Source for America, DHS Homeland Open Security Technology (HOST) Council of Peers and a Global CEO Mentor for the Founder Institute.

TERMS

Xairos Systems

Overview

PRICE PER SHARE	VALUATION
$1	$20M
DEADLINE	AMOUNT RAISED
Invalid Date	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250.00	Equity
MAX INVESTMENT	ASSET TYPE
$1,000,000.00	COMMON
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
10,000	Non-Voting Common Stock
	MAX NUMBER OF SHARES OFFERED
	2,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company : Xairos Systems, Inc.

Corporate Address : 9741 Sunset Hill Circle, Lone Tree, CO 80124

Offering Minimum : $10,000.00

Offering Maximum : $2,000,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : **2,000,000**

Price per Share : **$1.00**

Pre-Money Valuation : **$20,000,000.00**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks

Ultra Super Early Bird - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1,000+ and receive 5% bonus shares

Tier 2 Perk — Invest $5,000+ and receive 10% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 15% bonus shares + personal one-on-one telecon with the founding team

Tier 4 Perk — Invest $25,000+ and receive 20% bonus shares + personal one-on-one telecon with the founding team

Tier 5 Perk — Invest $50,000+ and receive 25% bonus shares + VIP tour of the Xairos testbed

Tier 6 Perk - Invest $100,000+ and receive 50% bonus shares + VIP tour of the Xairos testbed

Loyalty Bonus

Previous investors and Friends & Family will receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Xairos Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.'s OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Shares at $1 / share, you will receive 110 Non-Voting Common Shares, meaning you'll own 110 shares at $1 / share, or $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

PRESS

GPS is Ripe for Disruption

Looking beyond GPS and examining the present and future of position/navigation/timing (PNT) technology, including dual-use space startups developing satellite constellations that can provide more accurate and more secure PNT than GPS. Xairos is developing next-gen PNT via quantum technology.

View Article

Global Timing with Quantum Technologies in Space

Hear all about new satellites that will provide the backbone for quantum clock synchronization – and more! Xairos founder David Mitlyng shares some history, other applications, and why microseconds matter for timing! Listen in or read below to find out what this means, how it works, and why it's imp

View Article

Quantum Communications in Space: A Deeper Dive

Quantum technology is a growing field, and its subset, quantum communications, has many applications within the space industry. On a recent episode of Constellations Podcast, David Mitlyng joined John Gilroy to explain the growing field of quantum communications.

View Article

Startup Stars Interview with Xairos

In this episode, we chat with David Mitlyng one of the Co-Founders of Xairos Xairos is a global timing service seeking to replace GPS technology using quantum communication technology! Tune in to learn a little about David & the inspiration behind Xairos.

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Time synchronization is critical to all networks. Networks rely on time signals from GPS technology developed back in the 1970s. But while GPS has enabled the development of networks, it has reached its limits. This decades-old technology is not nearly accurate or secure enough for modern networks.

Xairos is disrupting the way time is delivered. We're building a global timing service to replace GPS. Our Quantum system is a technological leap providing orders of magnitude greater accuracy and resiliency. Xairos is now moving this patented technology from lab to commercial application. Initial roll-out will be over fiber for local networks, then satellites for wide area networks, and then interlinked satellites for a global timing service.

With this level of precision and resiliency, Xairos will enable technologies to reach their full potential.

The time for Xairos is now.

Additional Campaign Video

Quantum Communications individual particles of light known as photons are converted into pairs of photons that are entangled. These entangled photons are exchanged between distant clocks creating synchronization at much better accuracy and security than other time transfer methods.

Our design uses our proprietary software and system architecture but leverages off-the-shelf quantum optical components so it can be readily packaged into a compact terminal that links to our satellite for wide area network synchronization. Additional satellites will then be added for regional coverage until we have a global timing service.

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